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                                                            EXHIBIT (a)(5)(viii)




[RALCORP LOGO]

Dear Shareholders Holding Fewer Than 100 Shares:

Ralcorp Holdings, Inc. has offered to purchase up to 4,000,000 shares of its common stock from its existing shareholders subject to the terms set forth in an Offer to Purchase and Letter of Transmittal previously sent to you. The purpose of this letter is to remind you of the Offer and provide you with a telephone number to request an additional set of documents related to the Tender Offer in case you have misplaced the original set.

While we value all of our shareholders, we realize that the inconvenience and cost of broker commissions may have deterred you from selling your fewer than 100 shares. The Tender Offer allows you to conveniently and economically sell your shares to the Company at a price not more than $24.00 nor less than $21.00.

The Offer will expire at 5:00 p.m. Eastern time, on Wednesday, December 11, 2002, unless the Offer is extended. If your shares are held by a nominee or broker, they may have an earlier deadline for accepting the Offer. We may choose to extend the Offer at any time. If the Offer is extended, we will make a public announcement of the extension no later than 9:00 a.m. Eastern time on the first business day after the scheduled expiration date.

If we purchase your shares through the Tender Offer, you will not pay any commission or broker fees. However, to properly tender your shares you must complete and return the Letter of Transmittal.

IF YOU HAVE ANY QUESTIONS OR WOULD LIKE A COPY OF THE OFFER TO PURCHASE AND RELATED LETTER OF TRANSMITTAL, PLEASE CALL:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                         CALL TOLL FREE: (866) 870-4326